

Mail Stop 4561

November 19, 2007

Karol Kapinos, President
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re: Bluesky Systems, Corp.**
> **Amendment No. 3 to Form 10-SB**
> **Filed October 29, 2007**
> **File No. 000-52548**

Dear Mr. Kapinos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 3

1.   We note your response to comment one of our letter dated September 28, 2007 that you are waiting for this registration statement to go effective before enacting procedures to mitigate risks. It is not clear why procedures to mitigate conflicts would require an effective registration statement when all three companies already exist and have shareholders. Please revise to clarify. Also, since both Axiom III and Moixa III are already incorporated, please revise to clarify whether the conflicts between Axiom III and Moixa III have already been mitigated and if so, please revise to discuss the procedures used there.

2.   We note your response to comment three. Please revise to provide the response in the appropriate section of this registration statement. Instead of referring to "management for each" of the three companies, please identify the persons who made the referenced decisions.

3.   We note your response to comment four. We also note that since your last amendment, Axiom III has engaged in a transaction with a Chinese entity causing it to change its business and management. We also note that as a result of such transaction, $262,500 was paid to the Northeast Nominee Trust, of which Mr. Bennett is the trustee. Considering Axiom III's business was very similar to yours, please revise the appropriate section to include a discussion of the developments regarding Axiom III. Further, discuss the experiences with ABC Realty, Xenicent, and now Axiom III, and clarify whether you were formed with the intention with engaging similar conduct.

Liquidity and Capital Resources, page 15

4.   We note your responses to comments 9 and 13. It continues to remain unclear how the low range is $25,000 when you disclose elsewhere that you expect cost to increase by at least $20,000 to cover expense related to your newly acquired reporting obligation. Please revise to clarify.

5.   We note your response to comment 12 regarding your "strategic alliance with China World Trade." Please revise to discuss the material terms of the "oral understanding" that you have with them.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: JPF Securities Law, LLC